UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

QUANTUM-SI INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	001-39486	85-1388175
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

29 Business Park Drive, Branford, Connecticut	06405
(Address of principal executive offices)	(Zip Code)
Jeffry Keyes (866) 688-7374
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended, Quantum-Si Incorporated (the “Company”) hereby files this Specialized Disclosure Report on Form SD.
Company Overview
The Company is a life sciences company focused on proteomics research, with the mission of transforming single-molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell through single-molecule protein sequencing.
Product Overview
The Company’s current platform includes the Platinum® line of instruments, Platinum Analysis Software and consumable kits for use with the Platinum line of instruments.
The Company obtains (i) materials from suppliers for manufacturing purposes and (ii) finished products from contract manufacturing organizations (“CMOs”) for sales and distribution by the Company. Pursuant to the Rule, the Company conducted, in good faith, a technical review of its products and surveyed its suppliers and CMOs for the calendar year 2025 to determine whether any Conflict Minerals were present in its products. For the calendar year 2025, the Company determined a Conflict Mineral, gold, was necessary to the functionality or production of certain products, including its Platinum line of instruments. The Company did not treat products or offerings that do not contain necessary Conflict Minerals as in-scope for purposes of Rule 13p-1.
Reasonable Country of Origin Inquiry
The Company conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) that it believes was reasonably designed to determine whether any Conflict Mineral necessary to the functionality or production of these materials or products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or was not from recycled or scrap sources. The Company does not directly source any Conflict Mineral from mines, smelters or refiners. For any materials or products containing Conflict Minerals, the Company requested information from the applicable suppliers and CMOs regarding the source of such Conflict Mineral. The suppliers surveyed were asked to complete and return the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template (“CMRT”) version 6.4. Communications sent to the suppliers included the CMRT, as well as access to educational material on conflict minerals and assistance on how to complete the reporting template. The Company reviewed the responses that it received from its suppliers and followed up by email and/or telephone with those suppliers who did not respond to the Company’s requests for information.
Based on the RCOI conducted and the information received from suppliers and CMOs, the Company has no reason to believe that any necessary Conflict Minerals contained in its in-scope 2025 products may have originated in the Covered Countries and may not have come from recycled or scrap sources. Accordingly, the Company is not required to conduct further due diligence or file a Conflict Minerals Report for the reporting period
In accordance with the Rule, the Company has filed disclosures under paragraphs (a) and (b) of Item 1.01 of Form SD. In addition, the disclosure contained in this Form SD is available at: www.quantum-si.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibits
Not applicable.
Section 2 - Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits

Item 3.01	Exhibits
Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM-SI INCORPORATED

	By:	/s/ Jeffry Keyes
	Name:	Jeffry Keyes
	Title:	Chief Financial Officer
Date: May 22, 2026